November 6, 2015

Chairman Mr. Bough Lin
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Dafeng Rd, Tanzi District, Taichung City

Chairman Lin:

We have received your letter delivered on November 3, 2015.

During the period from August 24, 2015 to September 22, 2015, our company lawfully purchased through tender offer 779,000,000 common shares of your company (including common shares represented by outstanding American depositary shares) from shareholders of your company, and completed the closing of securities and transfer registration of the shareholder registry with the Taiwan Depositary and Clearing Corporation on October 1, 2015. As such, our company cannot agree with the claim expressed in the letter delivered by your company that you refuse to acknowledge our company as having become a shareholder of your company. If the difference in opinion between our parties on this matter cannot be resolved, our company believes that the foundation of mutual trust for further discussion of cooperation between both parties will be endangered.

Regarding the statement in your letter that our company must “maintain [our] financial investor status, and may not intervene and participate in or interfere with [your] company’s business operation through any direct or indirect method, and may not assume or nominate any person to assume directorship of [your] company through any direct or indirect method,” though our company cannot agree with your stance regarding our company’s shareholder status, based on our sincere hope for cooperation with your company in good faith, we still wish to meet with your company to jointly clarify specific details as soon as possible.

In addition, in response to the various doubts raised by certain employees of your company regarding our company’s investment in the equity interest of your company, our company has held a press conference in which we publically promised that, despite not having participated in the board of directors of your company, our company would fully support and maintain as a shareholder all current employee benefits, work conditions and personnel regulations of your company, which we hope should fully demonstrate our stance. We also hope that you and your management team can clarify any misunderstandings of employees of your company on behalf of our company.

Just as your company stated, establishing mutual trust is the foundation for future discussion between both parties regarding how to face the challenge of intensifying global competition and the growing trend for consolidation of the semiconductor industry. Our company hopes that we will have the opportunity to meet with you in person before next Friday (November 13) and clarify the specific details of the conditions listed in your letter, in order to establish the foundation for mutual trust between both parties and, on the basis of mutual consent and benefit, reach a written agreement on the details of future cooperation and the protection of employee rights and benefits of your company. We ask that you provide us with a time for the meeting between both parties. Our company will fully cooperate with your relevant travel and meeting arrangements.

Finally, we wish you and your family the best of health.

Advanced Semiconductor Engineering, Inc.
Chairman: Jason C. S. Chang